Haseltine Law Office

1629 K St, NW, Suite 300
Washington, DC 20006
703 627 2652; fax 703 372 5173
Email: william@wbhlaw.net

611 E Glenoaks Blvd
Glendale, CA 91207
703 627 2652; fax 703 372 5173
URL: www.wbhlaw.net

June 10, 2011

Mark P. Shuman, Branch Chief – Legal
United States Securities and Exchange Commission
Washington, DC 20549

RE:	OICco Acquisition III, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed May 5, 2011
File No. 333-168185

Dear Mr. Shuman:

Thank you for your letter of June 3, 2011, regarding the above registration statement.  Each comment has been addressed as set forth below, and in Amendment No. 7 to Form S-1 filed herewith, as requested by your comment letter.  Specific answers to your comments are set forth below.

SEC Comment

General

“1.          Please revise to include interim financial statements . . . Rule 8-08 of Regulation S-X.”

The requested updated financial disclosure has been included.

“2.          We note that the unregistered . . . the Securities Act.”

Mark P. Shuman
June 10, 2011

I appreciate your analysis of the transaction and the results thereof. Therefore, the transaction has been reversed and all relevant sections of the prospectus have been modified accordingly.

Cover Page

“3.          The third sentence of the . . . circumstances you describe.”

The suggested changes have been incorporated into the Cover Page.

“4.          The meaning of the statement . . . shares will be returned.”

Explanatory new language and some editing have been added to the second and third paragraphs of this section.  The language notes that all investors will be treated the same and that the same conditions apply to all for funds and shares in escrow.  In the event the minimum offering is not reached within specified parameters, all funds will be returned.  As well, funds will be returned if a proposed transaction is not consummated.  In the latter case, if any Selling Shareholder shares have been purchased, funds will be returned just as all other funds will be returned.

“5.          Please clarify whether . . . primary offering proceeds.”

Clarifying language has been added to indicate that whether shares are sold in primary or secondary offerings, which are indistinguishable here, the ten percent fee will be taken.

“6.          The third and fourth . . . from the escrow. “

Incorrect and confusing language has been removed and replaced in paragraph four.

“7.          It appears that the fourth paragraph should state that the “Deposited Securities” will include shares offered and sold by the selling stockholders . . .”

Language responsive to this part of this comment has been added in the fourth paragraph on the Cover Page.

“ . . . In appropriate sections of the body of the prospectus, please describe the process of depositing the shares offered on a secondary basis in escrow and the timing of the deposit of those shares, relative to the desired effective date and the offer and sale process relating to the secondary shares.  The text on page 6 suggests that the shares offered on a secondary basis will be deposited into escrow only when sold.”

Mark P. Shuman
June 10, 2011

The first paragraph of the section “Summary Information and Risk Factors” beginning on page 6 has been corrected to reflect the concerns of this comment.  Mr. Davis will deposit the shares in escrow before commencement of the offering.

New language has been added in the fourth paragraph under “The Offering,” clarifying that prior to commencement of the offering, all shares to be offered by selling Shareholder will be deposited in escrow.

Background of Directors, Executive Officers, Promoters and Control Persons, p. 24

“8.          We have considered . . . integrity of Mr. Davis.”

As you may recall, in an effort to determine the truth in order to enable us to make correct disclosure in this item, I have been in contact with Dave Weiss, Financial Enforcement Officer at the Division of Finance and Corporate Securities Enforcement Unit of the Oregon Department of Consumer and Business Services.  Mr. Weiss read the referenced order from many years ago, and stated that he understood my confusion and acknowledged broadly that in the referenced Final Order, certain ambiguities and/or misstatements exist.

However, he also noted that these are moot points, since a nearly identical order regarding Mr. Davis exists and is appropriately and correctly constructed.  The existence of this additional Order clarifies exactly the application of the various sanctions on Mr. Davis, and the disclosure has been modified appropriately in the “Background of Directors, Executive Officers. Promoters and Control Persons.”

Additionally, a Risk Factor has been added near the beginning of the Risk Factors section to highlight any further risk to investors or possibilities of any risks arising from these facts.

Part II
Item 16
Exhibit 5, Opinion of William B. Haseltine

“9.          Counsel’s opinion addresses . . . secondary basis.”

The requested change has been made in Exhibit 5.

Additional miscellaneous textual modifications and clarifications have been inserted throughout the document, reflecting no new substantive information, rather organizational and stylistic changes.

Mark P. Shuman
June 10, 2011

Thank you for your continued patience in dealing with this filing.  We hope to bring it to fruition and effectiveness at the earliest possible time.

Sincerely,

William B. Haseltine